File Number 082-02819


05007701

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

22 April 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.


SEC MAIL
RECEIVED
APR 2 8 2005
WASH., D.C.
185

Announcement Body Information:

On 22 April 2005, the Company received notification under Part VI of the Companies Act 1985, that Barclays PLC no longer has a notifiable interest in the Ordinary Shares of 65 5/19p each of Severn Trent Plc.

www.severntrent.com